For the year ended October 31, 1998
File number 811-3981
Series 2

                          SUB-ITEM 77J


              Reclassification of Capital Accounts

      The Series accounts for and reports distributions to shareholders in accordance with the American Institute of Certified Public Accountants' Statement of Position 93-2:
Determination, Disclosure, and financial Statement Presentation of Income, Capital Gains, and Return of Capital Distributions by Investment Companies. The effect of applying this statement was to decrease undistributed net investment income by $401,012, increase accumulated net realized gain on investments by $406,127 and decrease paid in capital by $5,115 for the year ended October 31, 1998, due to realized and recognized currency losses during the year and certain expenses not being deductible for tax purposes. Net investment income, net realized gains and net assets were not affected by this change.